UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

EXA CORPORATION

(Name of Subject Company)

EXA CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

300614500

(CUSIP Number of Class of Securities)

Stephen A. Remondi

Chief Executive Officer

Exa Corporation

55 Network Drive

Burlington, Massachusetts 01803

(781) 564-0220

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

John D. Patterson, Jr., Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

Telephone: (617) 832-1000

Telecopy: (617) 832-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Exa Corporation, a Delaware corporation (the “Company” or “Exa”), with the Securities and Exchange Commission (the “SEC”) on October 12, 2017 (as heretofore amended and as further amended hereby, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by 3DS Acquisition 3 Corp., Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), which is an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent, Purchaser and Dassault Systèmes with the SEC on October 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 8.                                 Additional Information.

The information set forth in “Item 8. Additional Information—Regulatory Approvals—United States” is hereby amended and supplemented by replacing the sixth sentence with the following:

“On October 24, 2017, Parent and the Company received notice that early termination of the applicable waiting period under the HSR Act had been granted.  Accordingly, the portion of the regulatory approval condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act in respect of the Transaction (but not the portions of such condition relating to requisite approvals in Germany and Austria) has been satisfied.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2017	EXA CORPORATION

	By:	/s/ Stephen A. Remondi
	Name:	Stephen A. Remondi
	Title:	Chief Executive Officer